SECURIT[barcode] ISSION

06003128

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SEC MAIL PROCESSING SECTION FEB 28 2006 WASH. D.C. 192

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH. D.C. 192

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 51033 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ASTORIA CAPITAL MARKETS, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30-08 36TH STREET
(No. And Street)

LONG ISLAND CITY, (City) NY (State) 11103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN SUTTON (718) 728-0339
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

PROCESSED APR 14 2006 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, JOHN SUTTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASTORIA CAPITAL MARKETS, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF QUEENS SS.
SUBSCRIBED AND SWORN TO
BEFORE ME. THIS 15 DAY
OF FEBRUARY 2006

Signature

PRESIDENT
Title

Notary Public

MICHAEL A. PAGANO
Notary Public State of New York
No.01PA4974659 Qual. In Queens Co.
Cert. Filed in Queens County
Commission Expires November 19, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

# ASTORIA CAPITAL MARKETS, INC.

## AUDITED FINANCIAL STATEMENTS

## DECEMBER 31, 2005

ASTORIA CAPITAL MARKETS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2005

ASTORIA CAPITAL MARKETS, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2005

## CONTENTS

FULVIO & ASSOCIATES, L.L.P.

*Certified Public Accountants*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Astoria Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of Astoria Capital Markets, Inc. (the "Company") as of December 31, 2005, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Astoria Capital Markets, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

*Fulvio & Associates, L.L.P.*

New York, New York
February 8, 2006

ASTORIA CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 72,193 |
| Due from brokers | 74,507 |
| Other assets | 9,520 |
| TOTAL ASSETS | $ 156,220 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accrued expenses | $ 4,500 |
| TOTAL LIABILITIES | 4,500 |
| SHAREHOLDERS' EQUITY: | |
| Common stock, par value $1.00 per share, 2,000 shares authorized, 2,000 shares issued and outstanding | 2,000 |
| Additional paid-in capital | 44,000 |
| Retained earnings | 105,720 |
| TOTAL SHAREHOLDERS' EQUITY | 151,720 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 156,220 |

The accompanying notes are an integral part of these financial statements.

ASTORIA CAPITAL MARKETS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| REVENUES: | |
| Commission income | $ 725,753 |
| Tax refunds | 22,320 |
| Interest | 4,129 |
| TOTAL REVENUES | 752,202 |
| EXPENSES: | |
| Order management system fees | 560,000 |
| Professional fees | 17,872 |
| Rent | 5,760 |
| Other | 5,602 |
| TOTAL EXPENSES | 589,234 |
| Income before provision for income taxes | 162,968 |
| Provision for income taxes | (12,600) |
| NET INCOME | $ 150,368 |

The accompanying notes are an integral part of these financial statements.

ASTORIA CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at January 1, 2005 | $ 2,000 | $ 44,000 | $ 171,865 | $ 217,865 |
| Add: Net Income | - | - | 150,368 | 150,368 |
| Less: Distributions | - | - | (216,513) | (216,513) |
| Balance at December 31, 2005 | $ 2,000 | $ 44,000 | $ 105,720 | $ 151,720 |

The accompanying notes are an integral part of these financial statements.

# ASTORIA CAPITAL MARKETS, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net income | | $ 150,368 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| (Increase) decrease in operating assets: | | |
| Due from brokers | $ 114,626 | |
| Other assets | (6,220) | |
| Net adjustments | | 108,406 |
| Net cash provided by operating activities | | 258,774 |
| Cash Flows from Financing Activities: | | |
| Shareholder distributions | | (216,513) |
| Net cash used in financing activities | | (216,513) |
| NET INCREASE IN CASH | | 42,261 |
| Cash and cash equivalents at January 1, 2005 | | 29,932 |
| Cash and cash equivalents at December 31, 2005 | | $ 72,193 |
| Supplementary Disclosure of Cash Flow Information: | | |
| Cash refunds received for prior year taxes paid | | $ 3,500 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Astoria Capital Markets, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company operates an electronic order management system to facilitate order management of exchange listed and over-the-counter securities for two broker-dealers and their customers.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counterparty with which it conducts business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2005, there were no customer accounts with debit balances that presented any material risk of loss.

The Company considers all highly liquid instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

## NOTE 2 - INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and similar provisions of New York State. Accordingly, no provision for federal and state corporate income taxes is required. The shareholder of the Company is liable for the taxes on his share of the Company's income or loss.

The Company is subject to the New York State Franchise and New York City General Corporation taxes that, at a minimum, impose a tax based on capital. The Company has established a provision for such taxes. Since there are no significant timing differences, the entire provision is current.

## NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires the maintenance of minimum net capital, as defined and that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2005, the Company had net capital of $128,549 that exceeded their requirements by $123,549.

## NOTE 4 - RELATED PARTY TRANSACTIONS

The Company reimburses Sutton Consulting Group, Inc., a related party, for its share of telephone usage and other sundry services. The Company subleases its office space from the same related party, subject to the related party's master lease and pays $480 per month in rent to them.

## NOTE 5 - DUE FROM BROKERS

Included in the due from brokers on the statement of financial condition are the following receivables related to the Company's execution services business:

| Name | Receivable at December 31, 2005 |
|---|---|
| Jefferies Execution Services, Inc. | $ 53,748 |
| Hampton Securities Ltd. | 13,225 |
| Refco Institutional Equities Group | 7,534 |
| Total | $ 74,507 |

## NOTE 6 - OTHER ASSETS

Included in the other assets on the statement of financial condition are the following:

| Account | Balance at December 31, 2005 |
|---|---|
| NASD warrants, at cost | $ 3,300 |
| Prepaid NYS taxes | 200 |
| Prepaid NYC taxes | 6,020 |
| Total | $ 9,520 |

# SUPPLEMENTAL INFORMATION

ASTORIA CAPITAL MARKETS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

| | |
|---|---|
| Credits: | |
| Shareholders' Equity | $ 151,720 |
| Debits: | |
| Non-Allowable Assets | (21,987) |
| Net Capital before Haircuts | 129,733 |
| Haircut on Money-Market Funds | (1,184) |
| Net Capital | 128,549 |
| Minimum Net Capital | (5,000) |
| Excess Net Capital | $ 123,549 |
| | |
| Computation of Aggregate Indebtedness (A.I.): | |
| Total A.I. liabilities | 4,500 |
| Percentage of aggregate indebtedness to net capital | 3.5% |

Reconciliation with the Company's computations (included in Part II A of Form X-17A-5 as of December 31, 2005)

| | |
|---|---|
| Shareholders' equity, as reported in the Company's unaudited FOCUS Part IIA Report | $ 145,500 |
| Net audit adjustment- State and local income tax adjustments | 6,220 |
| Shareholders' equity per above | $ 151,720 |
| | |
| Non-allowable assets, as reported in the Company's unaudited FOCUS Part IIA Report | $ 74,507 |
| Audit adjustments: | |
| Allowable due from brokers | (62,040) |
| NASD warrants | 3,300 |
| State and local income tax adjustments | 6,220 |
| Non-allowable assets per above | $ 21,987 |
| | |
| Haircuts, as reported in the Company's unaudited FOCUS Part IIA Report | $ 3,300 |
| Net audit adjustments: | |
| NASD warrants | (3,300) |
| Money markets | 1,184 |
| Haircuts per above | $ 1,184 |

ASTORIA CAPITAL MARKETS, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2005

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

# SUPPLEMENTARY REPORT
# OF INDEPENDENT AUDITORS

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

*Certified Public Accountants*

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

## INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders of
Astoria Capital Markets, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Astoria Capital Markets, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Astoria Capital Markets, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Fulvio & Associates, L.L.P.

New York, New York
February 8, 2006